Exhibit 99.2

2015 Third Quarter Report
Nine Months Ended October 31, 2014

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
(unaudited)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013
Sales	$222.3	$148.1	$675.2	$518.8
Cost of sales	147.0	136.2	505.9	448.8
Gross margin	75.3	11.9	169.3	70.0
Gross margin (%)	33.9%	8.0%	25.1%	13.5%
Selling, general and administration	7.9	7.4	24.7	39.3
Operating profit from continuing operations	67.5	4.5	144.6	30.6
EBITDA from continuing operations(i)	115.4	36.5	294.6	115.5
EBITDA margin (%)(ii)	52%	25%	44%	22%
Net income (loss) from continuing operations attributable to shareholders	25.5	(4.8)	66.7	(15.2)
Earnings (loss) per share attributable to shareholders	0.30	(0.06)	0.78	(0.18)
(i)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(ii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

THIRD QUARTER RESULTS
Dominion Diamond Corporation (the “Company”) recorded a consolidated net profit attributable to shareholders of $25.5 million or $0.30 per share for the quarter, compared to a net loss attributable to shareholders of $4.8 million or $(0.06) per share in the third quarter of the prior year.

Consolidated sales from continuing operations were $222.3 million for the quarter, compared to $148.1 million for the comparable quarter of the prior year, resulting in an operating profit of $67.5 million, compared to an operating profit of $4.5 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $115.4 million, compared to $36.5 million in the comparable quarter of the prior year.

During the third quarter, the Company recorded sales from the Diavik Diamond Mine of $80.4 million, compared to $52.9 million in the comparable quarter of the prior year. The Company sold approximately 0.7 million carats from the Diavik Diamond Mine for an average price per carat of $116, compared to 0.4 million carats for an average price per carat of $118 in the comparable quarter of the prior year. The 56% increase in volume of carats sold versus the comparable quarter of the prior year resulted primarily from the decision in the third quarter of the prior year to hold back some inventory from sale due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India and to the change in the Company’s sales schedule resulting from a change in its rough diamond sales platform. The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 34.6% and 59%, respectively, compared to 24.4% and 46%, respectively, in the comparable quarter of the prior year. Cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter as a result of greater processing volumes. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. At October 31, 2014, the Company had 0.7 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $85 million, compared to 0.8 million carats with an estimated market value of $110 million in the comparable quarter of the prior year.

During the third quarter, the Company recorded sales from the Ekati Diamond Mine of $141.9 million, compared to $95.2 million for the comparable period of the prior year. The Company sold approximately 0.5 million carats from the Ekati Diamond Mine for an average price per carat of $310, compared to 0.4 million carats for an average price per carat of $261 in the comparable quarter of the prior year. Excluded from sales recorded in the third quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations of the Misery Main pipe. The Ekati Diamond Mine generated gross margins and EBITDA margins as a percentage of sales of 33.5% and 52%, respectively, compared to (1.0%) and 19%, respectively, in the comparable quarter of the prior year. The prior year results include the purchase of inventory at market values as part of the acquisition of the Ekati Diamond Mine (the “Ekati Diamond Mine Acquisition”). Cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter as a result of improvements in diamond recoveries and greater processing volumes. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. The Company estimates that gross margins and EBITDA margins for the third quarter would have been approximately 42.4% and 60%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue. During pre-production, sales of Misery South & Southwest carats have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014. At October 31, 2014, the Company had 1.2 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $265 million, compared to 0.6 million carats with an estimated market value of approximately $141 million at the end of the comparable quarter of the prior year. Included in ending inventory is an estimated 0.1 million carats produced from Misery South & Southwest with an estimated market value of approximately $10 million.

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $6.5 million, compared to $5.9 million in the comparable quarter of the prior year.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

DIAVIK DIAMOND MINE (40%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
(unaudited)
	Three months	Three months	Nine months	Nine months
	ended October 31,	ended October 31,	ended October 31,	ended October 31,
	2014	2013	2014	2013
Sales	$80.4	$52.9	$270.1	$233.1
Carats sold (000s)	695	447	2,236	1,933
Cost of sales	52.6	40.0	187.6	170.2
Gross margin	27.8	12.9	82.5	62.9
Gross margin (%)	34.6%	24.4%	30.5%	27.0%
Operating profit	26.9	11.8	79.6	59.2
Cash cost of production(i)	35.4	37.6	111.7	119.4
Depreciation and amortization	20.4	12.4	66.2	54.1
EBITDA(ii)	47.3	24.2	145.8	113.3
EBITDA margin (%)(iii)	59%	46%	54%	49%
Capital expenditures	4.6	6.9	15.2	23.4

EKATI DIAMOND MINE (100%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
(unaudited)
	Three months	Three months	Nine months	Nine months
	ended October 31,	ended October 31,	ended October 31,	ended October 31,
	2014	2013	2014	2013
Sales	$141.9	$95.2	$405.1	$285.7
Carats sold (000s)	458	365	1,269	966
Cost of sales	94.3	96.2	318.3	278.6
Gross margin	47.6	(1.0)	86.8	7.1
Gross margin (%)	33.5%	(1.0% )	21.4%	2.5%
Operating profit (loss)	47.0	(1.3)	83.8	5.5
Cash cost of production(i)	86.3	91.1	253.3	202.6
Depreciation and amortization	27.3	19.2	82.9	29.7
EBITDA(ii)	74.3	17.8	166.7	35.2
EBITDA margin (%)(iii)	52%	19%	41%	12%
Capital expenditures	27.0	28.3	118.2	65.3
(i)	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(iii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Management’s Discussion and Analysis
PREPARED AS OF DECEMBER 11, 2014 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three and nine months ended October 31, 2014, and its financial position as at October 31, 2014. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended October 31, 2014, and the audited consolidated financial statements for the year ended January 31, 2014. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31, 2014.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this MD&A includes the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; and world and US economic conditions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis and macroeconomic uncertainty in other financial markets, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 27 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

SUMMARY DISCUSSION
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine, which the Company controls, and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, Mumbai, India and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (in which the Company owns 88.9%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company owns 65.3%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine. On November 26, 2014, the Company announced that Rio Tinto plc had approved the development of the A-21 pipe at the Diavik Diamond Mine. A-21 production is planned to begin in late calendar 2018.

On November 20, 2014, the Company’s Board of Directors granted Robert Gannicott, Chairman and Chief Executive Officer of the Company, medical leave of absence to undergo important treatment which is expected to continue until mid-February 2015. During this period, lead director Dan Jarvis assumed the role of Acting Chairman (who will be supported in this role by Audit Committee Chairman Ollie Oliveira) and Brendan Bell assumed the role of Acting Chief Executive.

MARKET COMMENTARY
In the third fiscal quarter, the rough diamond market felt the impact of tighter credit and lower than expected demand from the retail markets in India and China and approached the annual Diwali holiday shutdown in a cautious mood. Demand for rough diamonds that produce the commercial ranges of polished diamonds remained resilient but demand for the better quality ranges failed to improve, causing prices to weaken further.

The retail jewelry market in the United States continued its growth and was the focus of activity for the bulk of the Company’s clients and expectations for the Christmas season are favourable. Demand in the Far East was disrupted by the political events in Hong Kong over the Golden week in China, but the Chinese mass market has remained resilient. Retail demand in India failed to meet expectations in the run-up to Diwali but demand for the wedding season, which starts in December, is more encouraging.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2014.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Sales	$222,336	$277,314	$175,522	$233,163	$148,138	$261,803	$108,837	$110,111	$675,171	$518,778
Cost of sales	146,951	221,240	137,680	202,030	136,221	231,086	81,535	79,038	505,872	448,842
Gross margin	75,385	56,074	37,842	31,133	11,917	30,717	27,302	31,073	169,299	69,936
Gross margin (%)	33.9%	20.2%	21.6%	13.4%	8.0%	11.7%	25.1%	28.2%	25.1%	13.5%
Selling, general and administrative expenses	7,904	9,606	7,148	10,117	7,408	15,056	16,843	10,086	24,658	39,308
Operating profit from continuing operations	67,481	46,468	30,694	21,016	4,509	15,661	10,459	20,987	144,641	30,628
Finance expenses	(3,389)	(3,206)	(3,310)	(3,553)	(3,136)	(17,921)	(2,742)	(2,382)	(9,905)	(23,797)
Exploration costs	(7,360)	(6,846)	(9,044)	(3,290)	(7,074)	(3,145)	(1,039)	(306)	(23,250)	(11,260)
Finance and other income	781	933	2,827	491	825	1,032	804	601	4,542	2,661
Foreign exchange gain (loss)	1,864	816	(947)	(7,917)	1,122	(2,814)	732	116	1,732	(961)
Profit (loss) before income taxes from continuing operations	59,377	38,165	20,220	6,747	(3,754)	(7,187)	8,214	19,016	117,760	(2,729)
Income tax expense	25,757	13,969	9,533	19,018	2,792	8,655	5,042	6,977	49,259	16,488
Net profit (loss) from continuing operations	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$3,172	$12,039	$68,501	$(19,217)
Net profit from discontinued operations	–	–	–	–	–	–	502,656	2,802	–	502,656
Net profit (loss)	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$505,828	$14,841	$68,501	$483,439
Net profit (loss) from continuing operations attributable to
Shareholders	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$(13,884)	$3,504	$12,146	$66,732	$(15,175)
Non-controlling interest	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,958)	(332)	(107)	1,769	(4,042)
Net profit (loss) attributable to
Shareholders	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$(13,884)	$506,160	$14,948	$66,732	$487,479
Non-controlling interest	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,958)	(332)	(107)	1,769	(4,042)
Earnings (loss) per share from continuing operations attributable to shareholders
Basic	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.14	$0.78	$(0.18)
Diluted	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.14	$0.78	$(0.18)
Earnings (loss) per share attributable to shareholders
Basic	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.96	$0.18	$0.78	$5.74
Diluted	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.89	$0.18	$0.78	$5.63
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets(i)	$2,390	$2,356	$2,361	$2,305	$2,305	$2,295	$2,412	$1,710	$2,390	$2,308
Total long-term liabilities(i)	$702	$668	$676	$691	$688	$696	$695	$269	$702	$692
Operating profit from continuing operations	$67,481	$46,468	$30,694	$21,016	$4,509	$15,661	$10,459	$20,987	$144,641	$30,628
Depreciation and amortization(ii)	47,898	63,164	38,885	55,228	31,978	32,644	20,211	24,346	149,949	84,833
EBITDA from continuing operations(iii)	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$30,670	$45,333	$294,590	$115,461
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” on page 25.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Three Months Ended October 31, 2014, Compared to Three Months Ended October 31, 2013
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a third quarter consolidated net income attributable to shareholders of $25.5 million or $0.30 per share, compared to net loss attributed to shareholders of $4.8 million or $(0.06) per share in the third quarter of the prior year.

CONSOLIDATED SALES
Consolidated sales for the third quarter totalled $222.3 million, consisting of Diavik rough diamond sales of $80.4 million and Ekati rough diamond sales of $141.9 million. This compares to sales of $148.1 million in the comparable quarter of the prior year (Diavik rough diamond sales of $52.9 million and Ekati rough diamond sales of $95.2 million). The 50% increase in consolidated sales versus the comparable quarter of the prior year resulted primarily from the decision in the third quarter of the prior year to hold back some inventory due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India and to the change in the Company’s sales schedule resulting from a change in its rough diamond sales platform.

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $147.0 million resulting in a gross margin of 33.9%, compared to a cost of sales of $136.2 million and a gross margin of 8.0% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter from both mines. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales for the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $25.8 million during the third quarter, compared to a net income tax expense of $2.8 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter was 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $6.9 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange gain of $3.5 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the third quarter, the Company also recognized a deferred income tax expense of $10.3 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $6.4 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax expense of $1.1 million relating to foreign exchange differences between income in the currency of the country of origin and US dollars. This compares to a net income tax recovery of $0.5 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $7.9 million in the third quarter, compared to $7.4 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE EXPENSES
Finance expense in the third quarter was $3.4 million, compared to finance expense of $3.1 million in the comparable quarter of the prior year. Included in consolidated finance expense is accretion expense of $3.0 million (three months ended October 31, 2013 – $2.8 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $7.4 million was incurred during the third quarter, compared to $7.1 million in the comparable quarter of the prior year. Included in exploration expense for the third quarter is $7.4 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.8 million was recorded during the third quarter, compared to $0.8 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $1.9 million was recognized during the third quarter, compared to a net foreign exchange loss of $1.1 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2014, Compared to Nine Months Ended October 31, 2013
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded consolidated net income attributable to shareholders of $66.7 million, or $0.78 per share, for the nine months ended October 31, 2014, compared to $487.5 million or $5.74 per share in the comparable period of the prior year. Included in the amount recorded in the nine-month period ended October 31, 2013 was the net profit from discontinued operations of $502.7 million recognized on the sale of Harry Winston, Inc. (the “Luxury Brand Segment”).

CONSOLIDATED SALES
Consolidated sales totalled $675.2 million for the nine months ended October 31, 2014, consisting of Diavik rough diamond sales of $270.1 million and Ekati rough diamond sales of $405.1 million. This compares to consolidated sales of $518.8 million in the comparable period of the prior year (Diavik rough diamond sales of $233.1 million and Ekati rough diamond sales of $285.7 million). The Ekati rough diamond sales for the prior year are for the period from April 10, 2013, which was the date the Ekati Diamond Mine Acquisition was completed, to October 31, 2013.

See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $505.9 million in the nine months ended October 31, 2014, resulting in a gross margin of 25.1%, compared to a cost of sales of $448.8 million and a gross margin of 13.5% in the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter from both mines. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales for the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $49.3 million during the nine months ended October 31, 2014, compared to a net income tax expense of $16.5 million in the comparable period of the prior year. The Company’s combined federal and provincial statutory income tax rate for the nine months ended October 31, 2014 was 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2014, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $1.8 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability during the nine months ended October 31, 2014. This compares to an unrealized foreign exchange gain of $9.5 million recorded in the comparable period of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the nine months ended October 31, 2014, the Company also recognized a deferred income tax expense of $4.2 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $16.9 million recognized in the comparable period of the prior year. The recorded tax provision during the nine months ended October 31, 2014 included a net income tax expense of $2.4 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $0.6 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $24.7 million during the nine months ended October 31, 2014, compared to $39.3 million in the comparable period of the prior year. The prior year SG&A expenses included $17.2 million of transaction costs related to the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED FINANCE EXPENSES
Finance expense was $9.9 million in the nine months ended October 31, 2014, compared to finance expense of $23.8 million in the comparable period of the prior year. $14.0 million of finance expenses included in the comparable period of the prior year relate to the cancellation of the credit facilities that had been previously arranged in connection with the Ekati Diamond Mine Acquisition. Included in finance expense for the period is accretion expense of $8.9 million (nine months ended October 31, 2013 – $6.5 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $23.3 million was incurred during the nine months ended October 31, 2014, compared to $11.3 million in the comparable period of the prior year. Included in exploration expense for the period is $22.9 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $0.4 million of exploration work on the Company’s mining claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $4.5 million was recorded during the nine months ended October 31, 2014, compared to $2.7 million in the comparable period of the prior year. Included in the current period was a gain on the sale of an asset of $2.4 million.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $1.7 million was recognized during the nine months ended October 31, 2014, compared to a net foreign exchange loss of $1.0 million in the comparable period of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Sales
North America	$–	$–	$–	$511	$–	$–	$6,179	$4,604	$–	$6,179
Europe	74,310	94,858	73,918	112,001	45,088	80,530	61,642	84,346	243,086	187,260
India	6,094	12,175	8,757	6,704	7,818	10,737	21,095	21,161	27,026	39,650
Total sales	80,404	107,033	82,675	119,216	52,906	91,267	88,916	110,111	270,112	233,089
Cost of sales	52,619	78,751	56,232	87,690	40,018	68,328	61,888	79,038	187,603	170,234
Gross margin	27,785	28,282	26,443	31,526	12,888	22,939	27,028	31,073	82,509	62,855
Gross margin (%)	34.6%	26.4%	32.0%	26.4%	24.4%	25.1%	30.4%	28.2%	30.5%	27.0%
Selling, general and administrative expenses	851	1,067	975	1,122	1,123	1,409	1,110	1,860	2,893	3,642
Operating profit	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$25,918	$29,213	$79,616	$59,213
Depreciation and amortization(i)	20,336	27,435	18,389	28,885	12,434	21,768	19,906	24,042	66,161	54,108
EBITDA(ii)	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$45,824	$53,255	$145,777	$113,321
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 25.

Three Months Ended October 31, 2014, Compared to Three Months Ended October 31, 2013
DIAVIK SALES
During the third quarter, the Company sold approximately 0.7 million carats from the Diavik Diamond Mine for a total of $80.4 million for an average price per carat of $116, compared to 0.4 million carats for a total of $52.9 million for an average price per carat of $118 in the comparable quarter of the prior year. The 56% increase in volume of carats sold versus the comparable quarter of the prior year resulted primarily from the decision in the third quarter of the prior year to hold back some inventory due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India and to the change in the Company’s sales schedule resulting from a change in its rough diamond sales platform. At October 31, 2014, the Company had 0.7 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $85 million, compared to 0.8 million carats with an estimated market value of $110 million in the comparable quarter of the prior year.

Had the Company sold only the last production from the Diavik Diamond Mine shipped in the third quarter, the estimated achieved price would have been approximately $118 per carat based on the prices achieved in the last sale in November 2014.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales for the Diavik Diamond Mine was $52.6 million resulting in a gross margin of 34.6%, compared to a cost of sales of $40.0 million and a gross margin of 24.4% in the comparable quarter of the prior year. Cost of sales in the third quarter included $20.2 million of depreciation and amortization, compared to $12.4 million in the comparable quarter of the prior year. The Diavik segment generated gross margins and EBITDA margins of 34.6% and 59%, respectively, compared to 24.4% and 46%, respectively, in the comparable quarter of the prior year. Cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter as a result of greater processing volumes. Increased production results in lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the third quarter, the Diavik cash cost of production was $35.4 million, compared to $37.6 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended October 31, 2014 and 2013.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	October 31, 2014	October 31, 2013
Diavik cash cost of production	$35,439	$37,558
Private royalty	1,509	1,006
Other cash costs	1,474	759
Total cash cost of production	38,422	39,323
Depreciation and amortization	20,957	19,318
Total cost of production	59,379	58,641
Adjusted for stock movements	(6,760)	(18,623)
Total cost of sales	$52,619	$40,018

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the third quarter were $0.9 million, compared to $1.1 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2014, Compared to Nine Months Ended October 31, 2013
DIAVIK SALES
During the nine months ended October 31, 2014, the Company sold approximately 2.2 million carats from the Diavik Diamond Mine for a total of $270.1 million for an average price per carat of $121, compared to 1.9 million carats for a total of $233.1 million for an average price per carat of $121 in the comparable period of the prior year. The 16% increase in volume of carats sold versus the comparable period of the prior year resulted primarily from the decision in the third quarter of the prior year to hold back some inventory from sale due to the change in the Company’s sales schedule resulting from a change in its rough diamond sales platform.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Diavik Diamond Mine for the nine months ended October 31, 2014 was $187.6 million resulting in a gross margin of 30.5%, compared to a cost of sales of $170.2 million and a gross margin of 27.0% in the comparable period of the prior year. Cost of sales for the nine months ended October 31, 2014 included $65.9 million of depreciation and amortization, compared to $53.5 million in the comparable period of the prior year. The Diavik segment generated gross margins and EBITDA margins of 30.5% and 54%, respectively, compared to 27.0% and 49%, respectively, in the comparable period of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the nine months ended October 31, 2014, the Diavik cash cost of production was $111.7 million, compared to $119.4 million in the comparable period of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the nine months ended October 31, 2014 and 2013.

	Nine months ended	Nine months ended
(expressed in thousands of United States dollars)	October 31, 2014	October 31, 2013
Diavik cash cost of production	$111,735	$119,364
Private royalty	4,980	3,930
Other cash costs	2,950	2,717
Total cash cost of production	119,665	126,011
Depreciation and amortization	67,859	60,766
Total cost of production	187,524	186,777
Adjusted for stock movements	79	(16,543)
Total cost of sales	$187,603	$170,234

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the nine months ended October 31, 2014 were $2.9 million, compared to $3.6 million in the comparable period of the prior year.

Operational Update
During the third quarter of the calendar year 2014, the Diavik Diamond Mine produced (on a 100% basis) 1.7 million carats from 0.6 million tonnes of ore processed, compared to 1.7 million carats from 0.6 million tonnes of ore processed in the comparable period of the prior year. Total production includes coarse ore rejects (“COR”), which are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Processing volumes in the third quarter of calendar 2014 were 2% higher than in the prior year’s comparable quarter. Carat production during the third quarter of calendar 2014 was consistent with the comparable quarter of the prior year.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

For the three months ended September 30, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	52	189	3.62
A-154 North	90	186	2.08
A-418	82	292	3.56
COR	0.1	1	–
Total	224	669	2.98	(i)
(i)	Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the three months ended September 30, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	56	233	4.15
A-154 North	81	165	2.04
A-418	81	236	2.91
COR	1	35	–
Total	219	669	2.91	(i)
(i)	Grade has been adjusted to exclude COR.

For the nine months ended September 30, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	156	584	3.76
A-154 North	280	607	2.17
A-418	268	1,008	3.77
COR	3	77	–
Total	707	2,275	3.13	(i)
(i)	Grade has been adjusted to exclude COR.

For the nine months ended September 30, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	176	757	4.29
A-154 North	219	462	2.11
A-418	232	741	3.20
COR	4	111	–
Total	631	2,071	3.13	(i)
(i)	Grade has been adjusted to exclude COR.

For the period from August 1 to October 31, 2014(i)
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	47	174	3.72
A-154 North	86	174	2.03
A-418	74	235	3.17
COR	–	6	–
Total	207	589	2.82	(ii)
(i)	The last month of this production is not included in the Company’s third quarter financial results, as the Company reports Diavik Diamond Mine results on a one-month lag.
(ii)	Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the period from August 1 to October 31, 2013(i)
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	63	266	4.24
A-154 North	70	152	2.19
A-418	77	274	3.52
COR	1	34	–
Total	211	727	3.29	(ii)
(i)	The last month of this production was not included in the Company’s third quarter financial results for fiscal 2014, as the Company reports Diavik Diamond Mine results on a one-month lag.
(ii)	Grade has been adjusted to exclude COR.

For the period from February 1 to October 31, 2014(i)
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	159	592	3.72
A-154 North	265	566	2.14
A-418	265	988	3.72
COR	2	48	–
Total	691	2,194	3.11	(ii)
(i)	The last month of this production is not included in the Company’s third quarter financial results, as the Company reports Diavik Diamond Mine results on a one-month lag.
(ii)	Grade has been adjusted to exclude COR.

For the period from February 1 to October 31, 2013(i)
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	175	740	4.23
A-154 North	216	450	2.08
A-418	233	747	3.20
COR	4	108	–
Total	628	2,045	3.10	(ii)
(i)	The last month of this production was not included in the Company’s third quarter financial results for fiscal 2014, as the Company reports Diavik Diamond Mine results on a one-month lag.
(ii)	Grade has been adjusted to exclude COR.

Diavik Operations Outlook
PRODUCTION
The full-year production target for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.9 million carats from the mining of approximately 2.1 million tonnes of ore and processing of approximately 2.2 million tonnes of material from both mining and stockpiles. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes. The 15% increase in expected carat production from run of mine ore compared to the original mine plan results primarily from an increase in ore processed as a result of improvements in the availability and utilization of the processing plant. In addition to the 7.0 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2014 would produce 0.2 million carats from COR.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

A new mine plan and budget for calendar 2015 is under review by Rio Tinto plc and the Company. The plan for calendar 2015 foresees Diavik Diamond Mine production of approximately 6.7 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418 kimberlite pipes. In addition to the 6.7 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

On November 26, 2014, the Company announced that Rio Tinto plc, the parent company of the operator of DDMI, has approved the development of the A-21 pipe at the Diavik Diamond Mine. A-21 production is expected to begin in late calendar 2018.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale held in November 2014, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows:

November 2014
sales cycle
average price
per carat
Ore type	(in US dollars)
A-154 South	$145
A-154 North	190
A-418	105
COR	50

COST OF SALES AND CASH COST OF PRODUCTION
Based on current sales expectations for the Diavik Diamond Mine segment for the balance of fiscal 2015, the Company currently expects cost of sales to be approximately $260 million (including depreciation and amortization of approximately $90 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2014, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $150 million at an estimated average Canadian/US dollar exchange rate of $1.11.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2015 to be approximately $22 million, at an estimated an average Canadian/US dollar exchange rate of 1.11. During the third quarter, DDDLP’s share of capital expenditures was $4.6 million ($15.2 million for the nine months ended October 31, 2014).

DDMI has estimated the total capital cost for the development of the recently approved A-21 pipe to be approximately $350 million (on a 100% basis) at the Company’s estimated Canadian/US dollar exchange rate of $1.11, with the Company’s share being approximately $140 million.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)
										Nine months	Nine months
										ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013		October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4		2014	2013
Sales
North America	$–	$–	$–	$413	$–	$–	$–	$–	$		$–
Europe	137,769	160,667	88,469	111,542	95,232	170,536	19,921	–		386,905	285,689
India	4,163	9,614	4,378	1,992	–	–	–	–		18,154	–
Total sales	141,932	170,281	92,847	113,947	95,232	170,536	19,921	–		405,059	285,689
Cost of sales	94,332	142,489	81,448	114,340	96,202	162,758	19,647	–		318,269	278,608
Gross margin	47,600	27,792	11,399	(393)	(970)	7,778	274	–		86,790	7,081
Gross margin (%)	33.5%	16.3%	12.3%	(0.3% )	(1.0% )	4.6%	1.4%	–%		21.4%	2.5%
Selling, general and administrative expenses	557	941	1,475	1,120	362	676	520	–		2,972	1,559
Operating profit (loss)	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$–		$83,818	$5,522
Depreciation and amortization(i)	27,269	35,438	20,154	25,892	19,166	10,513	–	–		82,861	29,679
EBITDA(ii)	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$(246)	$–		$166,679	$35,201
(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” on page 25.

Three Months Ended October 31, 2014, Compared to Three Months Ended October 31, 2013
EKATI SALES
During the third quarter, the Company sold approximately 0.5 million carats from the Ekati Diamond Mine for a total of $141.9 million for an average price per carat of $310. Excluded from sales recorded in the third quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes, as this material was excavated during the pre-stripping operations of the Misery Main pipe. The diamonds that have been recovered to date from this material display similar characteristics to diamonds from the Misery Main kimberlite pipe. During the third quarter, the Company sold an estimated 0.2 million carats of production from the Misery South & Southwest kimberlite pipe material for estimated proceeds of $13.6 million for an average price per carat of $79, which includes the recovery of small diamonds. Sales of diamonds recovered during pre-production from the Misery South & Southwest material have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014. At October 31, 2014, the Company had 1.2 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $265 million, compared to 0.6 million carats with an estimated market value of approximately $141 million at the end of the comparable quarter of the prior year. Included in ending inventory is an estimated 0.1 million carats produced from Misery South & Southwest with an estimated market value of approximately $10 million.

Had the Company sold only the last production from the Ekati Diamond Mine shipped in the third quarter, the estimated achieved price would have been approximately $203 per carat based on the prices achieved in the latest sale held in November 2014.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the third quarter was $94.3 million, resulting in a gross margin of 33.5% and an EBITDA margin of 52%, compared to a cost of sales of $96.2 million, a gross margin of (1.0)% and an EBITDA margin of 19% in the comparable period of the prior year. Cost of sales and gross margins in the current quarter were positively impacted by the increased production during the second quarter as a result of improvements in diamond recoveries and greater processing volumes. Increased production results in lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales in the third quarter of the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. Cost of sales in the comparable quarter of the prior year would have been approximately $95.7 million excluding the market value adjustment made as part of the Ekati Diamond Mine Acquisition. There was no impact during the third quarter of the current fiscal year. At October 31, 2014, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which is made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the third quarter, the Ekati cash cost of production was $86.3 million, compared to $91.1 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the three months ended October 31, 2014.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	October 31, 2014	October 31, 2013
Ekati cash cost of production	$86,255	$91,091
Other cash costs	791	1,137
Total cash cost of production	87,046	92,228
Depreciation and amortization	35,419	26,129
Total cost of production	122,465	118,357
Adjusted for stock movements	(28,133)	(22,155)
Total cost of sales	$94,332	$96,202

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the third quarter were $0.6 million, compared to $0.4 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2014, Compared to Period from April 10 to October 31, 2013
EKATI SALES
During the nine months ended October 31, 2014, the Company sold approximately 1.3 million carats from the Ekati Diamond Mine for a total of $405.1 million for an average price per carat of $319, compared to 1.0 million carats for a total of $285.7 million for an average price of $296 in the period from April 10 to October 31, 2013. Excluded from sales recorded in this period were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations of the Misery Main pipe. During the nine months ended October 31, 2014, the Company sold an estimated 0.4 million carats of production from the Misery South & Southwest kimberlite pipes for estimated proceeds of $31.0 million for an average price per carat of $78, which includes the recovery of small diamonds. Sales of diamonds recovered during pre-production from the Misery South & Southwest material have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the nine months ended October 31, 2014 was $318.3 million, resulting in a gross margin of 21.4% and an EBITDA margin of 41%, compared to a cost of sales of $278.6 million, a gross margin of 2.5% and an EBITDA margin of 12% for the period from April 10 to October 31, 2013. Cost of sales for the period from April 10 to October 31, 2013 reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. Cost of sales for the period from April 10 to October 31, 2013 would have been approximately $261.9 million excluding the market value adjustment made as part of the Ekati Diamond Mine Acquisition. There was no impact during the nine months ended October 31, 2014. At October 31, 2014, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which is made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the nine months ended October 31, 2014, the Ekati cash cost of production was $253.3 million, compared to $202.6 million in the comparable period of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the nine months ended October 31, 2014.

	Nine months ended	Period April 10 to
(expressed in thousands of United States dollars)	October 31, 2014	October 31, 2013
Ekati cash cost of production	$253,349	$202,581
Other cash costs	3,070	166,740
Total cash cost of production	256,419	369,321
Depreciation and amortization	101,934	57,959
Total cost of production	358,353	427,280
Adjusted for stock movements	(40,084)	(148,673)
Total cost of sales	$318,269	$278,607

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the nine months ended October 31, 2014 were $3.0 million, compared to $1.6 million for the period from April 10 to October 31, 2013.

Operational Update
During the third quarter of fiscal 2015, the Ekati Diamond Mine produced (on a 100% basis) 0.4 million carats from the processing of 0.5 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Fox open pit and Koala underground operation and pre-stripping operations at the Misery pushback open pit. The Company recovered 0.1 million carats from the processing of 0.1 million tonnes of inferred resources from the Koala North and Koala underground mines, 0.2 million carats from the processing of 0.3 million tonnes of COR, and an additional 0.3 million carats from the processing of 0.2 million tonnes of satellite material excavated from the Misery South pipe, Southwest extension and Northeast pipe during the pre-stripping of the Misery Main pipe. These diamond recoveries are not included in the Company’s reserves statement and are therefore incremental to production.

The Company estimates that process plant improvements to date have increased the recovered grade during the nine months ended October 31, 2014 by approximately 15% compared to the mine plan. The resulting additional diamonds are not currently included in the reserves and the mine plan. During the quarter, physical modifications to the plant were substantially completed, with commissioning expected to take place before the fiscal year end. Once the process improvements have been completed, the Company intends to incorporate these higher recovery rates into an updated reserve statement.

EKATI DIAMOND MINE PRODUCTION (100% SHARE)

For the three months ended October 31, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala	282	353	1.25
Koala North	68	57	0.83
Fox	291	88	0.30
Misery South & Southwest	211	285	1.35
COR	290	192	0.66
Total	1,142	975	0.85

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the three months ended October 31, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala	160	146	0.91
Koala North	61	43	0.70
Fox	773	215	0.28
Misery South & Southwest	138	205	1.48
COR	–	–	–
Total	1,132	609	0.54

For the nine months ended October 31, 2014
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala	666	831	1.25
Koala North	199	174	0.87
Fox	1,489	503	0.34
Misery South & Southwest	452	582	1.29
COR	358	247	0.69
Total	3,164	2,337	0.74

For the period from April 10 to October 31, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
Koala	293	249	0.85
Koala North	176	131	0.74
Fox	1,755	543	0.31
Misery South & Southwest	178	243	1.37
COR	42	7	0.17
Total	2,444	1,173	0.48

Ekati Operations Outlook
PRODUCTION
In fiscal 2015, the Ekati Diamond Mine expects to recover approximately 1.6 million carats from the processing of approximately 2.6 million tonnes of mineral reserves. This includes approximately 1.6 million tonnes from the Fox pipe (including stockpiles) and approximately 1.0 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7). As part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability. Additional plant feed to keep the processing plant at full capacity for the period will be sourced from the Misery South & Southwest satellite pipes, Misery Northeast, Koala North and coarse ore rejects (COR). It is expected that approximately 0.3 million tonnes of Koala North, 0.6 million tonnes of Misery South & Southwest, 0.1 million tonnes of Misery Northeast, and 0.7 million tonnes of COR material will be processed during fiscal 2015.

A new mine plan and budget for fiscal 2016 is under review by the Company. The plan for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 1.1 million carats from the mining and processing of approximately 1.9 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7) and approximately 0.8 million tonnes from the Pigeon open pit.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

In addition to the mineral reserves noted above, the plan for fiscal year 2016 also contemplates processing the inferred resources from the Misery South & Southwest kimberlite that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the plan for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 2.9 million carats from the mining and processing of approximately 3.0 million tonnes of mineral reserves and resources, which includes approximately 1.1 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and coarse ore rejects (COR), but has not included this additional material in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast, and 1.1 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company, and a Qualified Person within the meaning of NI 43-101 of the Canadian Securities Administrators.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale which was held in November 2014, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. For consistency with the Company's current reserve estimates, the Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

November 2014
sales cycle
average price
per carat
Ore type	(in US dollars)
Koala	$390
Koala North	435
Fox	310
Misery South & Southwest	90
COR	65–120
Recovered small diamonds	70–100

COST OF SALES AND CASH COST OF PRODUCTION
Based on current sales expectations for the Ekati Diamond Mine segment for the balance of fiscal 2015, the Company currently expects cost of sales to be approximately $470 million (including depreciation and amortization of approximately $125 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2015, the cash cost of production at the Ekati Diamond Mine is expected to be approximately $345 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of $1.11.

CAPITAL EXPENDITURES AND EXPLORATION
The planned capital expenditures for the Core Zone at the Ekati Diamond Mine for fiscal 2015 are expected to be approximately $160 million at an estimated average Canadian/US dollar exchange rate of $1.11. The planned capital expenditures include approximately $85 million for the continued development of the Misery pipe, consisting largely of mining costs to achieve ore release, and approximately $25 million towards the development of the Pigeon pipe. During the third quarter, the Ekati Diamond Mine incurred capital expenditures of $27.0 million ($118.0 million for the nine months ended October 31, 2014).

The planned exploration expenditures for the Buffer Zone at the Ekati Diamond Mine for fiscal 2015 are expected to be approximately $26 million at an estimated average Canadian/US dollar exchange rate of $1.11. Exploration activity is expected to be solely on the Jay pipe. During the third quarter, the Ekati Diamond Mine incurred exploration expenses of $7.0 million ($23.0 million for the nine months ended October 31, 2014).

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	6,496	7,598	4,698	7,875	5,924	12,971	15,213	8,227	18,793	34,107
Operating loss	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(18,793)	$(34,107)
Depreciation and amortization(i)	293	291	342	451	378	363	305	304	927	1,046
EBITDA(ii)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(17,866)	$(33,061)
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” on page 25.

Three Months Ended October 31, 2014, Compared to Three Months Ended October 31, 2013
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter increased by $0.6 million from the comparable quarter of the prior year.

Nine Months Ended October 31, 2014, Compared to Nine Months Ended October 31, 2013
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the nine months ended October 31, 2014 decreased by $15.3 million from the comparable period of the prior year. SG&A expenses were higher during the comparable prior year period primarily due to $11.2 million of transaction costs and $6.0 million of restructuring related to the Ekati Diamond Mine Acquisition.

Liquidity and Capital Resources
Working Capital
As at October 31, 2014, the Company had unrestricted cash and cash equivalents of $288.8 million and restricted cash of $112.0 million, compared to $224.8 million and $113.6 million, respectively, at January 31, 2014. The restricted cash is used to support letters of credit to the Government of the Northwest Territories of CDN $127 million in support of the reclamation obligations for the Ekati Diamond Mine. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities at the Ekati Diamond Mine. Letters of credit in the amount of CDN $43 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement. The surety bonds were issued by a consortium of insurance companies. The Company has agreed to indemnify these insurers against liabilities arising under these surety bonds. During the quarter ended October 31, 2014, the Company reported cash flow from operations of $70.5 million, compared to $6.6 million in the comparable period of the prior year.

As at October 31, 2014, the Company had 1.9 million carats of rough diamond inventory with an estimated market value of approximately $350 million, of which approximately $185 million represented inventory available for sale, with the remaining $165 million being sorted.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Working capital increased to $629.5 million at October 31, 2014 from $572.1 million at January 31, 2014. During the quarter, the Company increased accounts receivable from continuing operations by $5.6 million, decreased other current assets from continuing operations by $10.3 million, increased inventory and supplies from continuing operations by $31.8 million, decreased trade and other payables from continuing operations by $10.1 million and increased employee benefit plans from continuing operations by $0.7 million.

On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US$42.2 million, plus purchase price adjustments of US$13.2 million for a total amount payable of US$55.4 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US$11.1 million plus purchase price adjustments of US$3.2 million, for a total amount paid in cash at closing of US$14.3 million.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities
As at October 31, 2014, $nil was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited, compared to $nil at October 31, 2013.

There were no significant transactions to note during the third quarter.

Investing Activities
During the third quarter, the Company purchased property, plant and equipment of $31.6 million for its continuing operations, of which $4.6 million was purchased for the Diavik Diamond Mine and $27.0 million for the Ekati Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mine level. Additionally, at the Diavik Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are currently estimated capital expenditures for the calendar years 2014 to 2018 of approximately $80 million in the aggregate assuming a Canadian/US average exchange rate of $1.11 for each of the five years, representing DDDLP’s projected share of the currently planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. On November 26, 2014, the Company announced that Rio Tinto plc, the parent company of the operator (DDMI) of the Diavik Diamond Mine, had approved the development of the A-21 pipe at the Diavik Diamond Mine. DDMI has estimated the total capital cost for the development of the recently approved A-21 pipe to be approximately $350 million (on a 100% basis) at the Company’s estimated Canadian/US dollar exchange rate of $1.11, with the Company’s share being approximately $140 million, which is not reflected in the table below. Also not reflected in the table below are currently estimated capital expenditures at the Ekati Diamond Mine for the fiscal years 2015 to 2019 of approximately $380 million in the aggregate, assuming a Canadian/US average exchange rate of $1.11 for each of the five years, representing the currently planned capital expenditures (excluding the Jay pipe). The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

CONTRACTUAL OBLIGATIONS
(expressed in thousands of United States dollars)		Less than	Year	Year	After
(unaudited)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$46,491	$1,090	$44,402	$999	$–
Environmental and participation agreements incremental commitments (c)	176,879	59,258	1,087	4,209	112,325
Operating lease obligations (d)	9,889	8,529	1,360	–	–
Total contractual obligations	$233,259	$68,877	$46,849	$5,208	$112,325

(a)	(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions.

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with the marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 14.5%. At October 31, 2014, $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On October 31, 2014, $3.7 million was outstanding on the mortgage payable.

(iv) The Company issued a promissory note in the amount of US$42.2 million in connection with its acquisition of an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more installments due under the promissory note in common shares of the Company.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2014, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $0.3 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at October 31, 2014 was $57 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company expects that the operator of the Diavik Joint Venture will in the future require DDDLP to post its proportionate share of such security directly. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. The Company has as at October 31, 2014 posted letters of credit of CDN $127 million with the Government of the Northwest Territories, supported by restricted cash, in support of the reclamation obligations for the Ekati Diamond Mine. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities at the Ekati Diamond Mine. Letters of credit in the amount of CDN $43 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement. Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay in respect of the Ekati Diamond Mine under these agreements includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA and EBITDA Margin
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA over total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales and is a measurement for cash margins. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margins differently.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

CONSOLIDATED

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Operating profit from continuing operations	$67,481	$46,468	$30,694	$20,016	$4,509	$15,661	$10,459	$20,987	$144,641	$30,628
Depreciation and amortization	47,898	63,164	38,885	55,228	31,978	32,644	20,211	24,346	149,949	84,833
EBITDA from continuing operations	$115,379	$109,632	$69,579	$75,244	$36,487	$48,305	$30,670	$45,333	$294,590	$115,461

DIAVIK DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Operating profit	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$25,918	$29,213	$79,616	$59,213
Depreciation and amortization	20,336	27,435	18,389	28,885	12,434	21,768	19,906	24,042	66,161	54,108
EBITDA	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$45,824	$53,255	$145,777	$113,321

EKATI DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	For the period
									ended	April 10 to
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Operating profit (loss)	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$–	$83,818	$5,522
Depreciation and amortization	27,269	35,438	20,154	25,892	19,166	10,513	–	–	82,861	29,679
EBITDA	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$(246)	$–	$166,679	$35,201

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2015	2015	2015	2014	2014	2014	2014	2013	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2014	2013
Operating profit (loss)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(18,793)	$(34,107)
Depreciation and amortization	293	291	342	451	378	363	305	304	927	1,046
EBITDA	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(17,866)	$(33,061)

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone or elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development, or to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. Letters of credit in the amount of CDN $43 million are currently held by the Government of the Northwest Territories as security under the environmental agreement relating to the Ekati Diamond Mine. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at October 31, 2014 was $57.0 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company does not expect that the operator of the Diavik Joint Venture will continue its practice of posting letters of credit in fulfillment of this obligation. Accordingly, the Company expects that DDDLP will be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the Wek’èezhìi Land and Water Board (“WLWB”) adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The letters of credit held under the environmental agreement for the Ekati Diamond Mine continue to be held by the Government of the Northwest Territories pending completion of a review by the Government of the Northwest Territories of duplication between this security and the security required under the Water License. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

On November 20, 2014, the Company’s Board of Directors granted Robert Gannicott, Chairman and Chief Executive Officer of the Company, medical leave of absence to undergo important treatment which is expected to continue until mid-February 2015. During this period, lead director Dan Jarvis assumed the role of Acting Chairman (who will be supported in this role by Audit Committee Chairman Ollie Oliveira) and Brendan Bell assumed the role of Acting Chief Executive.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6; and on August 26, a Memorandum of Understanding was signed which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current collective bargaining agreement. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Changes in Internal Controls over Financial Reporting
During the third quarter of fiscal 2015, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2014.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Changes in Accounting Policies
(a)	New Accounting Standards Effective in 2014

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on its consolidated financial statements.

(b)	New Accounting Standards Issued but Not Yet Effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010; they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (“OCI”) rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

In July 2014, the IASB issued the final version of IFRS 9. This standard is effective for annual periods beginning on or after January 1, 2018; however, early adoption of the new standard is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

Outstanding Share Information

As at November 30, 2014
Authorized	Unlimited
Issued and outstanding shares	85,134,480
Options outstanding	2,884,030
Fully diluted	88,018,510

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Condensed Consolidated Balance Sheets
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31, 2014	January 31, 2014
ASSETS
Current assets
Cash and cash equivalents (note 4)	$288,836	$224,778
Accounts receivable	14,372	20,879
Inventory and supplies (note 5)	513,851	440,853
Other current assets	25,418	27,156
	842,477	713,666
Property, plant and equipment	1,415,728	1,469,557
Restricted cash (note 4)	111,966	113,612
Other non-current assets	4,360	4,737
Deferred income tax assets	15,653	3,078
Total assets	$2,390,184	$2,304,650

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$100,047	$103,653
Employee benefit plans	2,683	3,643
Income taxes payable	109,424	33,442
Current portion of interest-bearing loans and borrowings	832	794
	212,986	141,532
Interest-bearing loans and borrowings	45,055	3,504
Deferred income tax liabilities	205,169	242,563
Employee benefit plans	12,474	14,120
Provisions	439,396	430,968
Total liabilities	915,080	832,687
Equity
Share capital	508,573	508,523
Contributed surplus	25,029	23,033
Retained earnings	835,954	775,419
Accumulated other comprehensive income	(4,476)	(2,447)
Total shareholders’ equity	1,365,080	1,304,528
Non-controlling interest	110,024	167,435
Total equity	1,475,104	1,471,963
Total liabilities and equity	$2,390,184	$2,304,650

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Condensed Consolidated Statements of Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2013	October 31,	2013
	2014	(Recast – note 12)	2014	(Recast – note 12)
Sales	$222,336	$148,138	$675,171	$518,778
Cost of sales	146,951	136,221	505,872	448,842
Gross margin	75,385	11,917	169,299	69,936
Selling, general and administrative expenses	7,904	7,408	24,658	39,308
Operating profit	67,481	4,509	144,641	30,628
Finance expenses	(3,389)	(3,136)	(9,905)	(23,797)
Exploration costs	(7,360)	(7,074)	(23,250)	(11,260)
Finance and other income	781	825	4,542	2,661
Foreign exchange gain (loss)	1,864	1,122	1,732	(961)
Profit (loss) before income taxes	59,377	(3,754)	117,760	(2,729)
Income tax expense	25,757	2,792	49,259	16,488
Net profit (loss) from continuing operations	33,620	(6,546)	68,501	(19,217)
Net profit from discontinued operations (note 6)	–	–	–	502,656
Net profit (loss)	$33,620	$(6,546)	$68,501	$483,439
Net profit (loss) from continuing operations attributable to
Shareholders	$25,478	$(4,794)	$66,732	$(15,175)
Non-controlling interest	8,142	(1,752)	1,769	(4,042)
Net profit (loss) attributable to
Shareholders	$25,478	$(4,794)	$66,732	$487,482
Non-controlling interest	8,142	(1,752)	1,769	(4,042)
Earnings (loss) per share from continuing operations
Basic	$0.30	$(0.06)	$0.78	$(0.18)
Diluted	0.30	(0.06)	0.78	(0.18)
Earnings (loss) per share
Basic	0.30	(0.06)	0.78	5.74
Diluted	0.30	(0.06)	0.78	5.63
Weighted average number of shares outstanding	85,134,476	85,055,716	85,130,056	84,984,911

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Condensed Consolidated Statements of Comprehensive Income
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2013	October 31,	2013
	2014	(Recast – note 12)	2014	(Recast – note 12)
Net profit (loss)	$33,620	$(6,546)	$68,501	$483,439
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations
(net of tax of $nil)	(916)	(40)	(827)	(11,089)
Items that will not be reclassified to profit
Actuarial loss on employee benefit plans
(net of tax of $0.5 million)	–	–	(1,202)	–
Other comprehensive loss, net of tax	(916)	(40)	(2,029)	(11,089)
Total comprehensive income (loss)	$32,704	$(6,586)	$66,472	$472,350
Comprehensive income (loss) from continuing operations	$32,704	$(6,586)	$66,472	$(19,701)
Comprehensive income from discontinued operations	–	–	–	492,051
Comprehensive income (loss) attributable to
Shareholders	$24,562	$(4,834)	$64,703	$476,392
Non-controlling interest	8,142	(1,752)	1,769	(4,042)

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Condensed Consolidated Statements of Changes in Equity
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Nine months
	Nine months	ended
	ended	October 31, 2013
	October 31, 2014	(Recast – note 12)
Common shares:
Balance at beginning of period	$508,523	$508,007
Issued during the period	50	516
Balance at end of period	508,573	508,523
Contributed surplus:
Balance at beginning of period	23,033	20,387
Stock-based compensation expense	2,009	2,168
Exercise of stock options	(13)	–
Balance at end of period	25,029	22,555
Retained earnings:
Balance at beginning of period	775,419	295,738
Net profit attributable to common shareholders	66,732	487,482
Acquisition of additional interest in Ekati	(6,197)	–
Balance at end of period	835,954	783,220
Accumulated other comprehensive income:
Balance at beginning of period	(2,447)	6,357
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of $nil)	(827)	(11,089)
Items that will not be reclassified to profit
Actuarial (gain) loss on employee benefit plans (net of tax of $0.5 million)	(1,202)	–
Balance at end of period	(4,476)	(4,732)
Non-controlling interest:
Balance at beginning of period	167,435	763
Net profit (loss) attributed to non-controlling interest	1,769	(4,042)
Acquisition of additional interest in Ekati	(71,074)	152,797
Contributions made by minority partners	11,894	–
Balance at end of period	110,024	149,518
Total equity	$1,475,104	$1,459,084

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Condensed Consolidated Statements of Cash Flows
(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months		Nine months
	Three months	ended	Nine months	ended
	ended	October 31,	ended	October 31,
	October 31,	2013	October 31,	2013
	2014	(Recast – note 12)	2014	(Recast – note 12)
Cash provided by (used in)
OPERATING
Net profit (loss)	$33,620	$(6,546)	$68,501	$483,439
Depreciation and amortization	47,898	31,978	149,949	84,833
Deferred income tax recovery	(25,905)	(6,454)	(57,148)	(18,292)
Current income tax expense	51,662	9,246	106,407	34,780
Finance expenses	3,389	3,136	9,905	23,799
Stock-based compensation	709	939	2,009	2,168
Other non-cash items	(2,956)	1,069	(2,252)	(1,391)
Foreign exchange (gain) loss	277	3,097	(1,668)	2,873
Loss (gain) on disposition of assets	21	–	772	361
Gain on sale of assets	–	–	(2,375)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(36,460)	(26,763)	(56,108)	27,690
Cash provided by (used in) operating activities	72,255	9,702	217,992	640,260
Interest paid	(527)	(922)	(1,151)	(5,955)
Income and mining taxes paid	(1,189)	(2,200)	(28,771)	(29,355)
Cash provided by (used in) operating activities – continuing operations	70,539	6,580	188,070	604,950
Cash provided by (used in) operating activities – discontinued operations	–	–	–	(502,656)
Net cash from (used in) operating activities	70,539	6,580	188,070	102,294
FINANCING
Decrease in interest-bearing loans and borrowings	(203)	(198)	(598)	(590)
Increase in revolving credit	–	–	–	27,863
Decrease in revolving credit	–	–	–	(28,991)
Repayment of senior secured credit facility	–	–	–	(50,000)
Contributed from non-controlling interest	4,392	990	15,209	990
Issue of common shares, net of issue costs	–	–	34	516
Cash provided from (used in) financing activities	4,189	792	14,645	(50,212)
INVESTING
Acquisition of Ekati including additional interest	(27,512)	–	(27,512)	(490,925)
Proceeds from sale of assets	–	–	3,725	746,738
Net proceeds from Misery preproduction sales	8,841	–	20,374	–
Purchase of property, plant and equipment	(31,571)	(35,186)	(133,353)	(88,688)
Net proceeds from sale of property, plant and equipment	–	115	642	1,911
Other non-current assets	(111)	394	684	(2,655)
Cash used in investing activities – continuing operations	(50,353)	(34,677)	(135,440)	166,381
Cash provided from investing activities – discontinued operations	–	–	–	–
Cash provided from (used in) investing activities	(50,353)	(34,677)	(135,440)	166,381
Foreign exchange effect on cash balances	(7,527)	(2,656)	(4,863)	(5,093)
Increase (decrease) in cash and cash equivalents	16,848	(29,961)	62,412	213,370
Cash and cash equivalents, beginning of period	383,954	347,644	338,390	104,313
Cash and cash equivalents, end of period	400,802	317,683	400,802	317,683
Less cash and cash equivalents of discontinued operations, end of period	–	–	–	–
Cash and cash equivalents of continuing operations, end of period	$400,802	$317,683	$400,802	$317,683
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(5,616)	(5,739)	(540)	(8,320)
Inventory and supplies	(31,786)	(36,219)	(50,969)	31,189
Other current assets	10,332	3,766	1,741	6,122
Trade and other payables	(10,058)	10,573	(5,400)	(940)
Employee benefit plans	668	856	(940)	(361)
	$(36,460)	$(26,763)	$(56,108)	$27,690

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Notes to Condensed Consolidated Financial Statements
OCTOBER 31, 2014 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation (the "Company") is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

On March 26, 2013, the Company completed the sale of Harry Winston, Inc. to Swatch Group. The operations of the Luxury Brand Segment have been presented as discontinued operations for reporting purposes. See note 6.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including assuming control over the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. As a result of the completion of the Ekati Diamond Mine Acquisition, the Company acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On October 15, 2014, the Company completed the previously announced acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US$42.2 million, plus purchase price adjustments of US$13.2 million for a total amount payable of US$55.4 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US$11.1 million, plus purchase price adjustments of US$3.2 million for a total amount paid in cash at closing of US$14.3 million.

On November 26, 2014, the Company announced that Rio Tinto plc had approved the development of the A-21 pipe at the Diavik Diamond Mine. A-21 production is planned to begin in late calendar 2018.

Note 2: Basis of Preparation
(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2014, except as disclosed in note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2014 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the interim financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3: Significant Accounting Policies
(a)	New accounting standards effective in 2014

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on its consolidated financial statements.

(b)	New accounting standards issued but not yet effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010; they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in OCI rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

In July 2014, the IASB issued the final version of IFRS 9. This standard is effective for annual periods beginning on or after January 1, 2018; however, early adoption of the new standard is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 4:
Cash and Cash Equivalents

	October 31, 2014	January 31, 2014
Cash on hand and balances with banks	$288,836	$224,778
Restricted cash	111,966	113,612
Total cash and cash equivalents	$400,802	$338,390

As at October 31, 2014, the Company has provided CDN $127 million in letters of credit to the Government of the Northwest Territories, supported by restricted cash, for the reclamation obligations for the Ekati Diamond Mine. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities. Letters of credit in the amount of CDN $43 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement.

Note 5:
Inventory and Supplies

	October 31, 2014	January 31, 2014
Stockpile ore	$16,431	$38,475
Rough diamonds – work in progress	111,181	139,520
Rough diamonds – finished goods (available for sale)	124,853	35,573
Supplies inventory	261,386	227,285
Total inventory and supplies	$513,851	$440,853

Total inventory and supplies are net of a provision for obsolescence of $4.1 million ($0.6 million at January 31, 2014).

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 6:
Assets Held for Sale (Discontinued Operations)
On March 26, 2013, the Company completed the sale of Harry Winston Inc. to Swatch Group. Continuing operations no longer includes the operations of the Luxury Brand Segment and the results of this segment are now treated as discontinued operations for reporting purposes.

Results of the discontinued operations are presented separately as net profit from discontinued operations in the unaudited interim consolidated statements of income, and comparative periods have been adjusted accordingly.

Period ended
March 26, 2013
(Recast – note 12)
Sales	$63,799
Cost of sales	(31,355)
Other expenses	(30,964)
Other income and foreign exchange (loss) gain	(1,551)
Net income tax (expense) recovery	(186)
Net profit (loss) from discontinued operations before gain on sale	$(257)
Gain on sale	$502,913
Net profit from discontinued operations	$502,656
Earnings per share from discontinued operations
Basic	5.91
Diluted	5.85

Note 7:
Diavik Joint Venture
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
Current assets	$89,558	$97,078
Non-current assets	565,505	618,141
Current liabilities	33,055	31,296
Non-current liabilities and participant’s account	622,008	683,923

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Expenses net of interest income(i)	$55,537	$58,155	$178,089	$183,838
Cash flows used in operating activities	(21,304)	(30,426)	(105,205)	(120,606)
Cash flows resulting from financing activities	26,079	33,507	117,622	137,101
Cash flows used in investing activities	(4,040)	(3,466)	(12,417)	(18,869)
(i)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in note 9.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 8:
Related Party Disclosure
There were no material related party transactions in the three and nine months ended October 31, 2014 other than compensation of key management personnel.

Operational information
The Company had the following investments in significant subsidiaries at October 31, 2014:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 9:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)	$46,491	$1,090	$44,402	$999	$–
Environmental and participation agreements incremental commitments (b)(c)	176,879	59,258	1,087	4,209	112,325
Operating lease obligations (d)	9,889	8,529	1,360	–	–
Total contractual obligations	$233,259	$68,877	$46,849	$5,208	$112,325

(a)	Promissory note

The Company issued a promissory note in the amount of US$42.2 million in connection with its acquisition of an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more installments due under the promissory note in common shares of the Company.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Diavik Joint Venture with respect to the environmental agreements for the Diavik Diamond Mine as at October 31, 2014 was $57 million. The agreements specifically provide that these funding requirements will be reduced by amounts incurred by the Diavik Joint Venture on reclamation and abandonment activities. As at October 31, 2014, the Company has posted letters of credit of CDN $127 million with the Government of the Northwest Territories, supported by restricted cash, in support of the reclamation obligations for the Ekati Diamond Mine. The Company has provided a guarantee of CDN $20 million to the Government of the Northwest Territories for other obligations under the environmental agreement in respect of the Ekati Diamond Mine. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities. Letters of credit in the amount of CDN $43 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 10:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured, hence the fair values of these instruments at October 31, 2014 and January 31, 2014 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	October 31, 2014		January 31, 2014
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$400,802	$400,802	$338,390	$338,390
Accounts receivable	14,372	14,372	20,879	20,879
	$415,174	$415,174	$359,269	$359,269
Financial liabilities
Trade and other payables	$100,047	$100,047	$103,653	$103,653
Interest-bearing loans and borrowings	45,887	45,887	4,298	4,298
	$145,934	$145,934	$107,951	$107,951

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

Note 11:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decisionmakers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the three and nine months ended October 31, 2014.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended October 31, 2014	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	74,310	137,769	–	212,079
India	6,094	4,163	–	10,257
Total sales	80,404	141,932	–	222,336
Cost of sales
Depreciation and amortization	20,232	27,269	–	47,501
All other costs	32,387	67,063	–	99,450
Total cost of sales	52,619	94,332	–	146,951
Gross margin	27,785	47,600	–	75,385
Gross margin (%)	34.6%	33.5%	–%	33.9%
Selling, general and administrative expenses
Selling and related expenses	851	557	–	1,408
Administrative expenses	–	–	6,496	6,496
Total selling, general and administrative expenses	851	557	6,496	7,904
Operating profit (loss)	26,934	47,043	(6,496)	67,481
Finance expenses	(813)	(2,576)	–	(3,389)
Exploration costs	52	(7,412)	–	(7,360)
Finance and other income	445	336	–	781
Foreign exchange gain	554	1,310	–	1,864
Segmented profit (loss) before income taxes	$27,172	$38,701	$(6,496)	$59,377
Segmented assets as at October 31, 2014
Canada	$861,820	$1,387,622	$–	$2,249,442
Other foreign countries	67,305	73,437	–	140,742
	$929,125	$1,461,059	$–	$2,390,184
Capital expenditures	$(4,620)	$(26,951)	$–	$(31,571)
Inventory	123,164	390,687	–	513,851
Total liabilities	23,422	891,658	–	915,080
Other significant non-cash items:
Deferred income tax recovery	$(15,999)	$(9,906)	$–	$(25,905)

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the three months ended October 31, 2013	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	45,088	95,232	–	140,320
India	7,818	–	–	7,818
Total sales	52,906	95,232	–	148,138
Cost of sales
Depreciation and amortization	12,323	19,166	–	31,490
All other costs	27,695	77,036	–	104,731
Total cost of sales	40,018	96,202	–	136,221
Gross margin	12,888	(970)	–	11,917
Gross margin (%)	24.4%	(1.0% )	–%	8.0%
Selling, general and administrative expenses
Selling and related expenses	1,123	362	–	1,484
Administrative expenses	–	–	5,924	5,924
Total selling, general and administrative expenses	1,123	362	5,924	7,408
Operating profit (loss)	11,765	(1,332)	(5,924)	4,509
Finance expenses	(770)	(2,366)	–	(3,136)
Exploration costs	(1,074)	(6,000)	–	(7,074)
Finance and other income	743	82	–	825
Foreign exchange (loss) gain	(818)	1,940	–	1,122
Segmented profit (loss) before income taxes	$9,846	$(7,676)	$(5,924)	$(3,754)
Segmented assets as at October 31, 2013
Canada	$1,016,364	$1,216,810	$–	$2,233,174
Other foreign countries	71,116	3,235	–	74,351
	$1,087,480	$1,220,045	$–	$2,307,525
Capital expenditures	$(6,872)	$(28,314)	$–	$(35,186)
Inventory	145,761	278,730	–	424,491
Total liabilities	194,803	645,301	–	840,104
Other significant non-cash items:
Deferred income tax expense (recovery)	$(6,561)	$107	$–	$(6,454)

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the nine months ended October 31, 2014	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	243,086	386,905	–	629,991
India	27,026	18,154	–	45,180
Total sales	270,112	405,059	–	675,171
Cost of sales
Depreciation and amortization	65,855	82,846	–	148,701
All other costs	121,748	235,423	–	357,171
Total cost of sales	187,603	318,269	–	505,872
Gross margin	82,509	86,790	–	169,299
Gross margin (%)	30.5%	21.4%	–%	25.1%
Selling, general and administrative expenses
Selling and related expenses	2,893	2,972	–	5,865
Administrative expenses	–	–	18,793	18,793
Total selling, general and administrative expenses	2,893	2,972	18,793	24,658
Operating profit (loss)	79,616	83,818	(18,793)	144,641
Finance expenses	(2,511)	(7,394)	–	(9,905)
Exploration costs	(310)	(22,940)	–	(23,250)
Finance and other income	3,778	764	–	4,542
Foreign exchange gain (loss)	294	1,438	–	1,732
Segmented profit (loss) before income taxes	$80,867	$55,686	$(18,793)	$117,760
Segmented assets as at October 31, 2014
Canada	$861,820	$1,387,622	$–	$2,249,442
Other foreign countries	67,305	73,437	–	140,742
	$929,125	$1,461,059	$–	$2,390,184
Capital expenditures	$(15,177)	$(118,176)	$–	$(133,353)
Inventory	123,164	390,687	–	513,851
Total liabilities	23,422	891,658	–	915,080
Other significant non-cash items:
Deferred income tax recovery	$(28,276)	$(28,872)	$–	$(57,148)

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT

For the nine months ended October 31, 2013
(Recast – note 12)	Diavik	Ekati	Corporate	Total
Sales
North America	$6,179	$–	$–	$6,179
Europe	187,260	285,689	–	472,949
India	39,650	–	–	39,650
Total sales	233,089	285,689	–	518,778
Cost of sales
Depreciation and amortization	53,510	29,679	–	83,189
All other costs	116,724	248,929	–	365,653
Total cost of sales	170,234	278,608	–	448,842
Gross margin	62,855	7,081	–	69,936
Gross margin (%)	27.0%	2.5%	–%	13.5%
Selling, general and administrative expenses
Selling and related expenses	3,642	1,559	–	5,201
Administrative expenses	–	–	34,107	34,107
Total selling, general and administrative expenses	3,642	1,559	34,107	39,308
Operating profit (loss)	59,213	5,522	(34,107)	30,628
Finance expenses	(18,497)	(5,300)	–	(23,797)
Exploration costs	(4,324)	(6,935)	–	(11,260)
Finance and other income	2,050	611	–	2,661
Foreign exchange gain (loss)	(302)	(659)	–	(961)
Segmented profit (loss) before income taxes	$38,140	$(6,761)	$(34,107)	$(2,729)
Segmented assets as at October 31, 2013
Canada	$1,016,364	$1,216,810	$–	$2,233,174
Other foreign countries	71,116	3,235	–	74,351
	$1,087,480	$1,220,045	$–	$2,307,525
Capital expenditures	$(23,363)	$(65,325)	$–	$(88,688)
Inventory	145,761	278,730	–	424,491
Total liabilities	194,803	645,301	–	840,104
Other significant non-cash items:
Deferred income tax recovery	$(6,973)	$(11,319)	$–	$(18,292)

Note 12:
Recast
As a result of reflecting the final purchase price adjustments relating to the Ekati Diamond Mine Acquisition retrospectively, the interim financial statements for the three and nine months ended October 31, 2013 were recast.

For the three months ended October 31, 2013, sales decreased by $3.5 million, cost of sales increased by $2.6 million, whereas finance expense decreased by $2.5 million, and income tax expense decreased by $1.1 million. As a result, net loss attributed to common shareholders increased by $1.9 million and net loss attributed to non-controlling interest increased by $0.6 million.

For the nine months ended October 31, 2013, sales decreased by $3.5 million, cost of sales decreased by $0.6 million, finance expense decreased by $5.5 million, and income tax expense increased by $1.0 million. In addition, the Company has reclassified $5.3 million to gain on sale of the Luxury Brand Segment from other comprehensive income in connection with the actuarial losses that should not have been reclassified to profit. As a result, net loss attributed to common shareholders decreased by $1.2 million and net loss attributed to non-controlling interest decreased by $0.4 million.

DOMINION DIAMOND CORPORATION
2015 THIRD QUARTER REPORT